September 27, 2023

VIA EDGAR

Re:	Exxon Mobil Corporation
Registration Statement on Form S-4 File
No. 333-274252

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Exxon Mobil Corporation (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-274252), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time on September 29, 2023 or as soon as practicable thereafter.

The Company hereby authorizes Louis L. Goldberg of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Mr. Goldberg at (212) 450 4539 or louis.goldberg@davispolk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Goldberg when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours, EXXON MOBIL CORPORATION

By:	/s/ James E. Parsons
Name:	James E. Parsons
Title:	Executive Counsel (Corporate and Securities Law)

cc:	Craig S. Morford, Exxon Mobil Corporation
Louis L. Goldberg, Davis Polk & Wardwell LLP
H. Oliver Smith, Davis Polk & Wardwell LLP
Shanu Bajaj, Davis Polk & Wardwell LLP